KPMG LLP
345 Park Avenue
New York, NY 10154-0102





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The Board of Directors
of
BNY Mellon Alcentra
Global Multi-Strategy
Credit Fund, Inc.:

We have examined
management of
BNY Mellon
Alcentra Global
Multi-Strategy
Credit Fund, Inc.s
assertion, included
in the
accompanying
Management
Statement
Regarding
Compliance With
Certain Provisions
of the Investment
Company Act of
1940, that BNY
Mellon Alcentra
Global Multi-
Strategy Credit
Fund, Inc. (the
Fund), the sole
series of BNY
Mellon Alcentra
Global Multi-
Strategy Credit
Fund, Inc., complied
with the
requirements of
subsections (b) and
of Rule 17f-2 under
the Investment
Company Act of
1940 (the Act) (the
specified
requirements) as of
June 30, 2024. BNY
Mellon Alcentra
Global Multi-
Strategy Credit
Fund, Inc.s
management is
responsible for its
assertion. Our
responsibility is to
express an opinion
on managements
assertion about the
Funds compliance
with the specified
requirements based
on our examination.

Our examination was
conducted in
accordance with
attestation standards
established by the
AICPA. Those
standards require that
we plan and perform
the examination to
obtain reasonable
assurance about
whether
managements
assertion about
compliance with the
specified
requirements is fairly
stated, in all material
respects. An
examination involves
performing
procedures to obtain
evidence about
whether
managements
assertion is fairly
stated, in all material
respects. The nature,
timing, and extent of
the procedures
selected depend on
our judgment,
including an
assessment of the
risks of material
misstatement of
managements
assertion, whether
due to fraud or error.
We believe that the
evidence we obtained
is sufficient and
appropriate to provide
a reasonable basis for
our opinion.

We are required
to be independent
and to meet our
other ethical
responsibilities in
accordance with
relevant ethical
requirements
relating to the
engagement.

Included among
our procedures
were the following
tests performed as
of June 30, 2024,
and with respect to
agreement of
security purchases
and sales or
maturities, for the
period from March
31, 2024 (the date
of the Funds last
examination),
through June 30,
2024:

1.	Count and
inspection of all
securities (if any)
located in the
vault of The Bank
of New York
Mellon
Corporation in
570 Washington
Blvd, Jersey City,
NJ 07310;

2.	Confirmation with
the Custodian of
all securities held,
hypothecated,
pledged or placed
in escrow or out
for transfer with
brokers,
pledgees, or
transfer agents, if
any;

3.	Obtained the
Custodian
reconciliation of
security positions
held by
institutions in
book entry form
(e.g., the Federal
Reserve Bank,
The Depository
Trust Company
and various sub-
custodians) to
Custodian
records and
verified that
reconciling items
were cleared in a
timely manner;

4.	Reconciliation of
the Funds
securities per the
books and records
of the Fund to
those of the
Custodian;

5.	Agr
ee
me
nt
of
pen
din
g
pur
cha
se
and
sal
e
acti
vity
for
the
Fu
nd
as
of
Jun
e
30,
202
4, if
any
, to
doc
um
ent
atio
n of
cor
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pon
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g
sub
seq
uen
t
ban
k
stat
em
ent
s;

6.	Agreemen
t of five
security
purchases
and five
security
sales or
maturities,
since the
date of the
last
examinati
on, from
the books
and
records of
the Fund
to
correspon
ding bank
statement
s;


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KPMG International Limited, a private English
company limited by guarantee.




7.	Confirmation of
all repurchase
agreements
with
broker(s)/bank(
s) and/or
agreement of
corresponding
subsequent
cash receipts
to bank
statements and
agreement of
underlying
collateral with
the Custodian
records, if any;

8.	Review of the
BNY Mellon Asset
Servicing Custody
and Securities
Lending Services
Service
Organization
Control Report
(SOC 1 Report)
for the period July
1, 2023  June 30,
2024 and noted no
relevant findings
were reported in
the areas of Asset
Custody and
Trade Settlement.

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..

In our opinion,
management's
assertion that the Fund
complied with the
requirements of
subsections (b) and
(c) of Rule 17f-
2 of the
Investment
Company Act
of 1940 as of
June 30, 2024,
with respect to
securities
reflected in the
investment
account of the
Fund is fairly
stated, in all
material
respects.

This report is
intended solely for
the information and
use of management
and the Board of
Directors of BNY
Mellon Alcentra
Global Multi-
Strategy Credit
Fund, Inc. and the
Securities and
Exchange
Commission and is
not intended to be
and should not be
used by anyone
other than these
specified parties.


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May 12, 2025


Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of 1940

We, as members of
management of BNY
Mellon Alcentra Global
Multi-Strategy Credit
Fund, Inc. (the Fund),
the sole series of BNY
Mellon Alcentra Global
Multi-Strategy Credit
Fund, Inc., are
responsible for
complying with the
requirements of
subsections (b) and
(c) of Rule 17f-2,
Custody of
Investments by
Registered
Management
Investment Companies
of the Investment
Company Act of 1940.
We are also
responsible for
establishing and
maintaining effective
internal controls over
compliance with those
requirements. We have
performed an
evaluation of the Funds
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024.

Based on this
evaluation, we assert
that the Fund was in
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination), through
June 30, 2024, with
respect to securities
reflected in the
investment account of
the Fund.


BNY Mellon Alcentra
Global Multi-Strategy
Credit Fund, Inc.



Jim Windels
Treasurer






























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